J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 August 2006

Dear Sir

J Sainsbury Acquires Stores From Somerfield

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 2nd August 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

2 August 2006

SAINSBURY'S ACQUIRES STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire four stores from Somerfield with an average size of 20,000 sq ft.

Darren Shapland, Sainsbury's chief financial officer said, "At the preliminary results in May 2006, we indicated we were actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. This acquisition is an example of the opportunities starting to emerge and we will continue to look for new sites across the UK.

"We are also delighted to be introducing Sainsbury's products and services to new areas and customers as well as welcoming around 300 new colleagues to Sainsbury's."

It is anticipated that these stores will be earnings enhancing in their first full year of operation.

All four sites will reopen as Sainsbury's supermarkets in the Autumn and all colleagues employed at the Somerfield stores will transfer to Sainsbury's under TUPE regulations.

In a separate transaction Sainsbury's has also acquired a 35,000 square foot food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

For enquiries:
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1. Store locations

Store locations	sales area (sq ft)
Bodmin, Cornwall	22,000 sq ft
Canvey Island, Essex	23,000 sq ft
Sleaford, Lincolnshire	15,900 sq ft
Northallerton, North Yorkshire	19,300 sq ft

2. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores

2 August 2006

SAINSBURY'S ACQUIRES STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire four stores from Somerfield with an average size of 20,000 sq ft.

Darren Shapland, Sainsbury's chief financial officer said, "At the preliminary results in May 2006, we indicated we were actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. This acquisition is an example of the opportunities starting to emerge and we will continue to look for new sites across the UK.

"We are also delighted to be introducing Sainsbury's products and services to new areas and customers as well as welcoming around 300 new colleagues to Sainsbury's."

It is anticipated that these stores will be earnings enhancing in their first full year of operation.

All four sites will reopen as Sainsbury's supermarkets in the Autumn and all colleagues employed at the Somerfield stores will transfer to Sainsbury's under TUPE regulations.

In a separate transaction Sainsbury's has also acquired a 35,000 square foot food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1.

Store locations	sales area (sq ft)
Bodmin, Cornwall	22,000 sq ft
Canvey Island, Essex	23,000 sq ft
Sleaford, Lincolnshire	15,900 sq ft
Northallerton, North Yorkshire	19,300 sq ft

2. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores

2 August 2006

SAINSBURY'S ACQUIRES STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire four stores from Somerfield with an average size of 20,000 sq ft.

Darren Shapland, Sainsbury's chief financial officer said, "At the preliminary results in May 2006, we indicated we were actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. This acquisition is an example of the opportunities starting to emerge and we will continue to look for new sites across the UK.

"We are also delighted to be introducing Sainsbury's products and services to new areas and customers as well as welcoming around 300 new colleagues to Sainsbury's."

It is anticipated that these stores will be earnings enhancing in their first full year of operation.

All four sites will reopen as Sainsbury's supermarkets in the Autumn and all colleagues employed at the Somerfield stores will transfer to Sainsbury's under TUPE regulations.

In a separate transaction Sainsbury's has also acquired a 35,000 square foot food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1.

Store locations	sales area (sq ft)
Bodmin, Cornwall	22,000 sq ft
Canvey Island, Essex	23,000 sq ft
Sleaford, Lincolnshire	15,900 sq ft
Northallerton, North Yorkshire	19,300 sq ft

2. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores

2 August 2006

SAINSBURY'S ACQUIRES STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire four stores from Somerfield with an average size of 20,000 sq ft.

Darren Shapland, Sainsbury's chief financial officer said, "At the preliminary results in May 2006, we indicated we were actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. This acquisition is an example of the opportunities starting to emerge and we will continue to look for new sites across the UK.

"We are also delighted to be introducing Sainsbury's products and services to new areas and customers as well as welcoming around 300 new colleagues to Sainsbury's."

It is anticipated that these stores will be earnings enhancing in their first full year of operation.

All four sites will reopen as Sainsbury's supermarkets in the Autumn and all colleagues employed at the Somerfield stores will transfer to Sainsbury's under TUPE regulations.

In a separate transaction Sainsbury's has also acquired a 35,000 square foot food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

For enquiries:
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1.

Store locations	sales area (sq ft)
Bodmin, Cornwall	22,000 sq ft
Canvey Island, Essex	23,000 sq ft
Sleaford, Lincolnshire	15,900 sq ft
Northallerton, North Yorkshire	19,300 sq ft

2. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores

2 August 2006

SAINSBURY'S ACQUIRES STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire four stores from Somerfield with an average size of 20,000 sq ft.

Darren Shapland, Sainsbury's chief financial officer said, "At the preliminary results in May 2006, we indicated we were actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. This acquisition is an example of the opportunities starting to emerge and we will continue to look for new sites across the UK.

"We are also delighted to be introducing Sainsbury's products and services to new areas and customers as well as welcoming around 300 new colleagues to Sainsbury's."

It is anticipated that these stores will be earnings enhancing in their first full year of operation.

All four sites will reopen as Sainsbury's supermarkets in the Autumn and all colleagues employed at the Somerfield stores will transfer to Sainsbury's under TUPE regulations.

In a separate transaction Sainsbury's has also acquired a 35,000 square foot food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

For enquiries:
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1.

Store locations	sales area (sq ft)
Bodmin, Cornwall	22,000 sq ft
Canvey Island, Essex	23,000 sq ft
Sleaford, Lincolnshire	15,900 sq ft
Northallerton, North Yorkshire	19,300 sq ft

2. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores